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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                              (AMENDMENT NO. 7)(1)

                              Nathan's Famous, Inc.
                  --------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                    632347100
                           -------------------------
                                 (CUSIP Number)

    Kenneth S. Hackel                             Joel M. Handel, Esq.
       P.O. Box 726                              Brown Raysman Millstein
 Alpine, New Jersey 07620                         Felder & Steiner LLP
                                                    900 Third Avenue
                                                 New York, New York 10022
                                                     (212) 895-2000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  April 8, 2002
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box |_|

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 4 Pages)


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).
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CUSIP No.      632347100               13D      Page   2    of    4    Pages
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    1.     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                Kenneth S. Hackel
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    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|
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    3.     SEC USE ONLY

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    4.     SOURCE OF FUNDS*
                                       PF
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    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             |_|

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    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
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      NUMBER OF           7.   SOLE VOTING POWER           15,100

        SHARES            ------------------------------------------------------
                          8.   SHARED VOTING POWER              0
     BENEFICIALLY
                          ------------------------------------------------------
    OWNED BY EACH         9.   SOLE DISPOSITIVE POWER      15,100

      REPORTING           ------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER         0
     PERSON WITH
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   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     15,100

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   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          |_|
--------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.2%

--------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON*
                                       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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------------------------------                ----------------------------------
CUSIP No.      632347100               13D      Page   3    of    4    Pages
------------------------------                ----------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 7 ("Amendment") to the original statement on
Schedule 13D is being filed by Kenneth S. Hackel (the "Reporting Person") and relates to the common stock, par value $0.01 per share (the "Common Stock"), of Nathan's Famous, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1400 Old Country Road, Westbury, New York 11590.

ITEM 2.  IDENTITY AND BACKGROUND.

         The information in Item 2 has not changed.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information in Item 3 has not changed.

ITEM 4.  PURPOSE OF TRANSACTION.

         The information in Item 4 is hereby amended and restated as follows:

         On April 8, 2002, in accordance with the terms of a privately negotiated purchase agreement (the "Purchase Agreement") between the Reporting Person and the Company, the Reporting Person sold to the Company 751,000 shares of Common Stock owned by him at a price per share of $3.65, for an aggregate purchase price of $2,741,150 in cash. The foregoing summary of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreement which is attached as Exhibit 1 to this Amendment.

         Except as otherwise disclosed in this Item 4, as of the date hereof the Reporting Person has not formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above. The Reporting Person reserves the right in the future to acquire or dispose of his shares of Common Stock, to propose or pursue any of the foregoing transactions or matters or change his intentions with respect to the matters referred to herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Person beneficially owns 15,100 shares of Common Stock, representing approximately 0.2% of the outstanding shares of Common Stock.

         (b) The Reporting Person has sole power to vote and sole power to dispose of the 15,100 shares of Common Stock beneficially owned by him. The Reporting Person does not share the power to vote or dispose of any shares of Common Stock.

         (c) During the past 60 days, the Reporting Person effected the following transactions in the Common Stock of the Company:


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CUSIP No.      632347100               13D      Page   4    of    4    Pages
------------------------------                ----------------------------------

                  (i) On March 28, 2002, the Reporting Person sold 1,000 shares of Common Stock in an open market transaction at a sale price per share of $3.60.

                  (ii) On April 8, 2002, in accordance with the terms of a privately negotiated transaction between the Reporting Person and the Company, the Reporting Person sold to the Company 751,000 shares of Common Stock owned by him at a price per share of $3.65, for an aggregate purchase price of $2,741,150 in cash.

         (d) On April 8, 2002, as a result of the transaction described above, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

         (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information in Item 6 is hereby amended and restated as follows:

         Except as set forth in Item 4 and Exhibit 1 to this Amendment, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT 1. Purchase Agreement, dated as of April 8, 2002, by and between Kenneth Hackel and Nathan's Famous, Inc.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 15, 2002


                                            By:  /s/ Kenneth S. Hackel
                                                --------------------------------
                                                 Kenneth S. Hackel